EXHIBIT 3

GLOBAL SOURCES LTD. AND SUBSIDIARIES
ACTUAL GAAP TO IFRS RECONCILIATION
(In U.S. Dollars Thousands)

	Three months	Six months
	ended June 30,	ended June 30,
	2010	2010

U.S. GAAP Net Income Attributable to the Company	$7,250	$9,839

IFRS conversion adjustments:

Revenue	197	1,804

Exhibition promotion costs	387	(374)

Non-cash stock based compensation expense	331	591

IFRS Net profit attributable to the Company’s shareholders	$8,165	$11,860